

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2011

Kevin A. Shields
President
The GC Net Lease REIT, Inc.
2121 Rosecrans Avenue, Suite 3321
El Segundo, CA 90245

> **Re:** **The GC Net Lease REIT, Inc.**
> **Post-Effective Amendment No. 5 to Form S-11**
> **Filed April 13, 2011**
> **File No. 333-159167**
>
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 24, 2011**
> **File No. 333-159167**

Dear Mr. Shields:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Your interest in us will be diluted as we issue additional shares, page 27

1.      Please disclose the relationship between the offering price and your net tangible book value per share as of December 31, 2010. Refer to Item 506 of Regulation S-K. Please provide similar disclosure in your future Exchange Act periodic reports.

Distribution Declaration History, page 144

2.      Please disclose your cumulative earnings or FFO since inception as compared to your cumulative distributions. Please provide similar disclosure in your future Exchange Act periodic reports.

Share Redemption Program, page 150

3.	We note your disclosure regarding share redemptions as of March 31, 2011.  Please confirm that you did not redeem shares in the most recent quarter.  In future POSAM's filed pursuant to Item 20.D of Industry Guide 5, please disclose the amount of shares redeemed during the most recent quarter, the weighted average redemption price, and the amount of any unsatisfied redemption requests.  Please provide similar disclosure in future Exchange Act periodic reports for the relevant reporting period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3852 with any other questions.

Sincerely,


Michael McTiernan
Assistant Director


cc:	Michael K. Rafter, Esq.
	Howard S. Hirsch, Esq.
	Baker, Donelson, Bearman, Caldwell and Berkowitz, PC
	Via *facsimile*: (404) 238-9626